NO ACT

P.E.
12/19/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14008630

Received SEC

JAN 09 2015

Washington, DC 20549

January 9, 2015

Act: 1934
Section:
Rule: 14a-8 (CODS)
Public
Availability: 1-9-15

Edna M. Chism
Entergy Corporation
echism@entergy.com

Re: Entergy Corporation
Incoming letter dated December 19, 2014

Dear Ms. Chism:

This is in response to your letter dated December 19, 2014 concerning the shareholder proposal submitted to Entergy by March S. Gallagher. We also have received a letter from the proponent dated December 26, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: March S. Gallagher
*** FISMA & OMB Memorandum M-07-16***

January 9, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Entergy Corporation
Incoming letter dated December 19, 2014

The proposal relates to nuclear reactors.

There appears to be some basis for your view that Entergy may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of Entergy's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Entergy omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MARCH S. GALLAGHER, ESQ.

*** FISMA & OMB Memorandum M-07-16***

December 26, 2014

By email to shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street NE
Washington, DC 20549

Re: Entergy Corporation- Response to Request to Exclude Shareholder Resolution by March Gallagher

Ladies and Gentlemen:

This letter, submitted by me as a shareholder, is in response to Entergy's request to exclude my shareholder resolution from the 2015 proxy statement.

Let me begin by noting that I brought this shareholder resolution before the Entergy 2014 annual meeting and successfully obtained more than 3% of the voting shares. I have continued to hold this stock without interruption since April 26, 2011, as noted by my broker Edward Jones in correspondence timely submitted to the Company.

I welcome the opportunity to demonstrate my timely and sufficient proof of ownership.

1. My demonstration of beneficial ownership was timely.

My original filing, Exhibit A, contained a provision that my demonstration of beneficial ownership would come under separate cover directly from my broker.

Edward Jones sent demonstration of my beneficial ownership direct to the Company by letter dated November 18, 2014. Entergy conveniently leaves out the date stamped copy of this original letter from Edward Jones to Ms. Chism, received by Entergy well before the 14-day notice period that my proof of ownership was insufficient.

I received notice on November 28, 2014, from Entergy that my filing had insufficient proof of ownership. My broker had already mailed the proof of sufficiency to Ms. Chism, received by the company well within the 14-day response period. As an extra precaution, I did, however, place in the U.S. Postal Service mail on December 10, 2014, also well within the 14-day period, a copy the letter containing the Edward Jones letter. This is demonstrated in the Company's own filings submitted to you and attached here as Exhibit B.

MARCH S. GALLAGHER, ESQ.

*** FISMA & OMB Memorandum M-07-16***

2. My demonstration of beneficial ownership was sufficient.

The letter dated November 18, 2014 from Edward Jones to Ms. Chism states "As of April 26th, 2011, March S. Gallagher held, and has continuously held for at least one year, 33 shares of Entergy Corp Stock."

Entergy is construing the letter improperly. The holding period described in the letter refers to holding the stock for one year prior to November 18, 2014, the date of the Edward Jones letter. I could not have held the stock for one year prior to April 26, 2011, as Entergy would construe the statement, because my original stock purchase was April 26th, 2011.

As the letter states, I continuously held and held for more than one year, as of the date of the November 18, 2014 Edward Jones letter, Entergy shares in excess of $3,000. November 18, 2014 is the same date my resolution was received by Entergy as demonstrated in Exhibit C. Therefore, as stated by my broker, I have continuously held for more than one year, indeed for three and half years, shares of Entergy stock valued in excess of the required value and proof of that beneficial ownership was made by Edward Jones on the same date as the resolution was submitted.

Accordingly, both via letter direct to the Company from my broker dated November 18, 2014, and via follow up correspondence mailed December 10, 2014, I have proven sufficient and timely beneficial ownership.

Thank you very much for reviewing my response to this request to exclude with a careful eye.

Yours truly,

March S. Gallagher

Cc: Edna Chism via email

Enclosures
MSG/sel

Exhibit A

March S. Gallagher, Esq.

*** FISMA & OMB Memorandum M-07-16***

VIA OVERNIGHT DELIVERY

November 17, 2014

Presiding Director
Entergy Corporation
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161

Re: Proposed Shareholder Resolution and supporting materials

Dear Directors:

Enclosed please find the following:
1) A proposed Shareholder Resolution for presentation in the 2015 Proxy Statement,
2) A letter from my broker, Raymond James, regarding the holding of my ETR shares indicating that I am a beneficial holder of Entergy securities, in excess of $2,000 in market value since April 26, 2011. A current version of this letter is arriving under separate cover.

I intend to hold these securities through the date of the 2015Annual Meeting.

Thank you for your attention to this matter.

Yours truly,

March S. Gallagher
MSG sel

enclosures

Exhibit B

*** FISMA & OMB Memorandum M-07-16***

CERTIFIED MAIL

7014 0510 0000 4838 6603

U.S. POSTAGE

DEC 16 14

AMOUNT

$6.49

00082685-04

Edna M. Chism
Assistant General Counsel
Entergy Corporation
PO Box 61000
New Orleans LA
70161

70161100000

12555 Manchester Road
St. Louis, MO 63131-3729
314-515-2000
www.edwardjones.com

Edward Jones

November 18, 2014

Entergy Services, Inc
Edna M. Chism
639 Loyola Avenue
New Orleans, LA 70161

Re: Shareholder Proposal for the 2015 Annual Meeting – March S. Gallagher

Dear Sirs:

Our Branch Team has spoken with Mrs. Gallagher and she has asked that this letter be submitted to your office.

Edward Jones is a DTC participant (Participant 057) and the registered holder for the stock is March S. Gallagher. As of April 26th, 2011, March S. Gallagher held, and has held continuously for at least one year, 33 shares of Entergy Corp Stock. As of November 14, 2014, March S. Gallagher holds 37.74 shares of Entergy Corp Stock valued in excess of $3000.

Lastly, the client has provided our office a written notice that she has the intent to continue ownership of the shares through the date of the 2015 Annual Meeting. However, should Edward Jones at any time receive instructions from an authorized party to liquidate or transfer the shares, those instructions will generally be followed.

Thank you for your time and attention to the matter. We look forward to hearing from your office.

Sincerely,

Elizabeth Rolwes

Elizabeth Rolwes
Edward Jones
Corporate Action & Distribution Dept

Entergy

Entergy Corporation
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4548
Fax 504 576 2106
echism@entergy.com

Edna M. Chism
Assistant General Counsel

December 19, 2014

By email to shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street NE
Washington, DC 20549

Re: Entergy Corporation – Request to Exclude Shareholder Proposal submitted by March Gallagher

Ladies and Gentlemen:

This letter is submitted by Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Entergy's intention to exclude from its proxy materials for its 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting" and such materials, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") submitted by March S. Gallagher, Esq. (the "Proponent") on November 17, 2014. The Company intends to omit the Proposal from its 2015 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Entergy excludes the Proposal from its 2015 Proxy Materials for the reasons detailed below.

Entergy intends to file its definitive proxy materials for the 2015 Annual Meeting on or about March 20, 2015. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that she elects to submit to the Staff in response to this letter.

The Proposal

The Proposal concerns the Company's Indian Point energy facilities and includes the following language:

> "Resolved, the Shareholders request that the Entergy Board of Directors take a long-term view of public health, safety, environmental impacts of nuclear power at this location and move to decommission these reactors."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A. A copy of all correspondence between the Company and the Proponent is attached as Exhibit B.

Analysis

The Proposal May Be Excluded Pursuant to Rules 14a-8(b) and 14a-8(f).

Pursuant to Rules 14a-8(b) and 14a-8(f)(1), Entergy may exclude the Proposal from the 2015 Proxy Materials because the Proponent failed to prove her eligibility to submit the Proposal.

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rule 14a-8(a) through (d) after the company provides timely notice of the deficiency and the shareholder fails to correct the deficiency. In order to qualify to submit a proposal pursuant to Rule 14a-8(b), a shareholder must (i) have "continuously held at least $2,000 in market value, or 1%, of the company's securities" for at least one year by the date the proponent submits the proposal and (ii) "continue to hold those securities through the date of the meeting." *See* Rule 14a-8(b). A proponent has the burden to prove that it meets these requirements. The proponent may satisfy this burden in one of two ways. First, if the proponent is a registered holder of the company's securities, the company can verify eligibility on its own. Alternatively, if the proponent is not a registered holder and has not made a filing with the Commission pursuant to Rule 14a-8(b)(2)(ii), it must submit a "written statement from the 'record' holder of [its] securities (usually a broker or bank) verifying that, at the time [it] submitted [the] proposal, [the proponent] continuously held the securities for at least one year." In either case, the proponent must also include a "written statement that [it] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

If a proponent fails to satisfy one of Rule 14a-8's procedural requirements, the company to which the proposal has been submitted may exclude the proposal, but only after the company has notified the proponent of the deficiency and the proponent has failed to correct it. According to Rule 14a-8(f)(l), within 14 days of receiving the proposal the company must notify the proponent in writing of any procedural or eligibility deficiencies and also provide the proponent with the time frame for the proponent's response. Then the proponent must respond to the company and correct any such deficiency within 14 days from the date the proponent received the company's notification.

In this case, the Proponent has not timely demonstrated that she meets the eligibility requirements set forth in Rule 14a-8(b), and consequently the Company may exclude the Proposal from its 2015 Proxy Materials. The Company received the Proposal on November 18,

2014 from the Proponent via a UPS package, postmarked November 17, 2014, along with a cover letter of the same date, a copy of which is included in Exhibit B. Included in the Proponent's package was a letter from her financial advisor at Edward Jones. That letter, dated December 2, 2013, provided information regarding the Proponent's ownership of Company stock as of November 14, 2013. No other materials relating to eligibility were attached.

These materials did not meet the proof of eligibility standards set forth in Rule 14a-8(b) and the guidance provided in relevant staff legal bulletins. Importantly, those deficiencies included the failure to provide a statement from the "record holder" that the Proponent had continuously held the requisite stock for one year up through and including the date the Proposal was submitted. After the Company reviewed its stock records and confirmed that the Proponent was not a registered holder of Company securities and had not made any of the filings contemplated by Rule 14a-8(b)(2)(ii), the Company sent a notice to the Proponent regarding the deficiencies (the "Notice"). The Notice, a copy of which is included in Exhibit B, was sent to the Proponent by e-mail on November 26, 2014, followed up with an additional copy sent by UPS delivery. Evidence of delivery of the Notice to the Proponent on November 26, 2014, along with evidence of UPS delivery, are included in Exhibit B.

The Notice informed the Proponent that her letter and attached materials were insufficient to meet the requirements of Rule 14a-8(b) and requested that she send the necessary evidence of her eligibility to submit the Proposal within 14 days of receipt of the Notice. The Notice explained that the "letter from Edward Jones is dated as of December 2, 2013 and provides information regarding your ownership of Company securities as of that date. As described above [in the Notice], however, what is required is a written statement from the "record" holder of your stock verifying that you have continuously held the requisite number of securities entitled to be voted on the Proposal for the one-year period prior to and including the date you submitted the Proposal (i.e., November 17, 2014). The letter from Edward Jones dated December 2, 2013 does not meet this requirement." In addition, the Notice provided further explanation of the kind of statements necessary to meet the applicable proof of ownership requirements as well as detailed information regarding Rule 14a-8's "record" holder requirements, as clarified by *Staff Legal Bulletin 14F* ("SLB 14F"), and other proof of ownership requirements, as clarified by *Staff Legal Bulletin 14G* ("SLB 14G"). Copies of Rule 14a-8, SLB 14F, and SLB 14G were attached to the Notice.

On December 15, 2014, the Company received by U.S. Mail a letter from the Proponent, which included a letter from Edward Jones, dated November 18, 2014, regarding the Proponent's proof of ownership (the "2014 Edward Jones Letter"), copies of which are included in Exhibit B. The 2014 Edward Jones Letter makes two statements regarding the Proponent's ownership of Company stock. First, the 2014 Edward Jones Letter says, "*As of April 26, 2011*, March S. Gallagher held and has held continuously for at least one year, 33 shares of Entergy Corp. Stock." (Emphasis added.) Then the 2014 Edward Jones Letter says, "*As of November 14, 2014*, March S. Gallagher holds 37.74 shares of Entergy Corp. Stock valued in excess of $3000." (Emphasis added.)

SLB 14F and SLB 14G provide specific guidance on what constitutes sufficient proof of ownership and the types of statements necessary to meet the one-year continuous holding period requirement. SLB 14F states clearly:

> Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added). We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

SLB 14G notes that a company must "provide[] a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect." This is precisely what the Company did in the Notice, as detailed above and set forth more fully in Exhibit B.

Therefore, in order to meet the one-year continuous ownership requirement, the Proponent would have to prove her continuous ownership of Company stock for the one-year period prior to and including November 17, 2014, which is the date the Proposal was submitted. The Proponent has not done so. The 2014 Edward Jones Letter addresses the Proponent's ownership of Company stock with reference to two different dates, neither of which establishes her continuous ownership for the one-year period up through and including November 17, 2014. As noted above, the first statement in the 2014 Edward Jones Letter indicates that the Proponent has continuously held Company stock "for at least one year" "[a]s of April 11, 2011." That is, the 2014 Edward Jones Letter confirms that the Proponent has continuously held Company stock for the period from April 11, 2010 up through April 11, 2011. The second statement from the 2014 Edward Jones Letter speaks of the Proponent's ownership "[a]s of November 14, 2014," which does not purport to cover any period other than November 14, 2014 and, moreover, would not, in any event, cover the period from April 11, 2011 through the submission date or the one-year period prior to and including the submission date of November 17, 2014. The 2014 Edward Jones Letter, therefore, does not provide a statement sufficient to establish the Proponent's continuous ownership of Company stock up through and including the date of submission, which means that the Company may exclude the Proposal. As indicated by precedent and Staff guidance, the continuous ownership requirements of Rule 14a-8(b) are "highly prescriptive,"[1] and the Staff has routinely concurred in the exclusion of proposals when proponents fail to provide documentary support clearly demonstrating that the proponent has satisfied the ownership requirements as of the date the proposal was submitted. *See, e.g., Marathon Petroleum Corp.* (Jan. 30, 2014) (concurring in the exclusion of a proposal submitted on November 8, 2013 where the proof of ownership letter, dated November 13, 2013, stated that the proponent had held the company's stock "continuously for at least one year prior to the date of submission of the shareholder proposal" because the "oblique reference" to the "date of submission" did not provide adequate assurance that the requisite amount of stock had been held for the year prior to and including the submission date of November 8, 2013).

The Staff has consistently taken the position that absent the necessary and timely documentary support establishing the minimum and continuing ownership requirements under Rule 14a-8(b), a proposal may be excluded under Rule 14a-8(f). *See Bank of America Corporation* (Jan. 16, 2013, *reconsid. denied* Mar. 14, 2013) (concurring in the exclusion of a proposal and noting that the "proponents appear to have failed to supply, within 14 days of receipt of [the company's] request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *General Motors Company* (March 27, 2012) (same) *Verizon Communications, Inc.* (December 23, 2009) (same). In this instance, insufficient documentary support relating to eligibility has been submitted by the Proponent. Thus, for the reasons stated above and in accordance with Rules 14a-8(b) and 14a-8(f), the Company intends to exclude the Proposal from its 2015 Proxy Materials.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from Entergy's 2015 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at 504-576-4548.

Sincerely,

Edna M. Chism

Attachments

cc: March S. Gallagher, Esq.
Daniel T. Falstad

[1] SLB 14F.

Exhibit A
Proponent's Submission

2015 Entergy Shareholder Resolution

To Decommission Indian Point

Whereas, the 2011 earthquake and tsunami in Japan have heavily damaged the Fukushima Daiichi nuclear power plants and meltdowns or partial-melt downs have occurred at those facilities releasing significant quantities of radiation.

The United States Nuclear Regulatory Commission issued a warning to U.S. citizens in Japan to evacuate within a 50-mile radius of Fukushima Daiichi for public health protection from radiation.

The radiation from the damaged Fukushima Daiichi reactors has gravely affected the health, safety and environment of not only of Japan, but also of the West Coast of the United States.

The damage to the Fukishima Daiichi nuclear power plants has resulted in widespread radioactive contamination of residential areas, agricultural land, and coastal waters.

The public health and environmental impacts of nuclear power plants vulnerable to seismic, weather and terrorist incidents are of grave social concern due to the potential magnitude of the health, safety, environmental and economic impacts.

The Nuclear Regulatory Commission data indicates some seismic risk for the Indian Point nuclear reactors.

New York experienced severe wind and water damage from Hurricane Irene in 2011 and Hurricane Sandy in 2012 potentially putting at risk the Indian Point nuclear reactors.

Severe weather events are expected more frequently including greater rainfall events, flooding and stronger winds as a result of climate change.

The Indian Point nuclear reactors have been identified as a potential site for terrorist activities.

The Indian Point nuclear reactors owned by Entergy are proximate to the New York City metropolitan area and within 50 miles of 20 million U.S. residents.

The New York City Metropolitan area economy is a center for international banking and commerce generating gross product of over $1.28 trillion, or over seven percent of the United States $16.6 trillion economy.

The licenses for the Indian Point 2 and 3 nuclear reactors are up in 2013 and 2015 respectively and Entergy is now undergoing a relicensing process.

The operation of the Indian Point nuclear reactors has resulted in substantial public opposition.

The Governor for the State of New York and the Attorney General of the State of New York have both expressed opposition to the relicensing and continued operation of the Indian Point nuclear reactors.

The risks to the public health, safety, environment and economy from aging reactors built prior to the extreme weather now predicted, vulnerable to terrorism and located in a seismically active area are too high.

Resolved, the Shareholders request that the Entergy Board of Directors take a long-term view of the public health, safety, environmental impacts of nuclear power at this location and move to decommission these reactors.

Exhibit B
Correspondence

March S. Gallagher, Esq.

*** FISMA & OMB Memorandum M-07-16 ***

VIA OVERNIGHT DELIVERY

November 17, 2014

Presiding Director
Entergy Corporation
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161

Re: Proposed Shareholder Resolution and supporting materials

Dear Directors:

Enclosed please find the following:

1) A proposed Shareholder Resolution for presentation in the 2015 Proxy Statement,
2) A letter from my broker, Raymond James, regarding the holding of my ETR shares indicating that I am a beneficial holder of Entergy securities, in excess of $2,000 in market value since April 26, 2011. A current version of this letter is arriving under separate cover.

I intend to hold these securities through the date of the 2015Annual Meeting.

Thank you for your attention to this matter.

Yours truly,

March S. Gallagher
MSG/sel

enclosures

12555 Manchester Road
St. Louis, MO 63131-3729
314-515-2000
www.edwardjones.com

Edward Jones®

December 2, 2013

Entergy Services, Inc
639 Loyola Avenue
New Orleans, LA 70161

Re: Shareholder Proposal for the 2014 Annual Meeting – March S. Gallagher

Dear Sirs,

Our branch has spoken with Mrs. Gallagher and she has asked this letter be submitted to your office.

Edward Jones is a DTC participant (Participant 057) and the registered holder for the stock is March S. Gallagher. As of November 14, 2013, March S. Gallagher has continuously held, for at least one year (since April 26, 2011), 34 shares of Entergy Corp Stock. These 34 shares are valued in excess of $2000.

Lastly, the client has provided our office a written notice that she has the intent to continue ownership of the shares through the date of the 2014 Annual Meeting.

Thank you for your time and attention to the matter.

Sincerely,

Jennifer Moyer

Jennifer Moyer
Edward Jones
Corporate Action & Distribution Dept

2015 Entergy Shareholder Resolution

To Decommission Indian Point

Whereas, the 2011 earthquake and tsunami in Japan have heavily damaged the Fukushima Daiichi nuclear power plants and meltdowns or partial-melt downs have occurred at those facilities releasing significant quantities of radiation.

The United States Nuclear Regulatory Commission issued a warning to U.S. citizens in Japan to evacuate within a 50-mile radius of Fukushima Daiichi for public health protection from radiation.

The radiation from the damaged Fukushima Daiichi reactors has gravely affected the health, safety and environment of not only of Japan, but also of the West Coast of the United States.

The damage to the Fukishima Daiichi nuclear power plants has resulted in widespread radioactive contamination of residential areas, agricultural land, and coastal waters.

The public health and environmental impacts of nuclear power plants vulnerable to seismic, weather and terrorist incidents are of grave social concern due to the potential magnitude of the health, safety, environmental and economic impacts.

The Nuclear Regulatory Commission data indicates some seismic risk for the Indian Point nuclear reactors.

New York experienced severe wind and water damage from Hurricane Irene in 2011 and Hurricane Sandy in 2012 potentially putting at risk the Indian Point nuclear reactors.

Severe weather events are expected more frequently including greater rainfall events, flooding and stronger winds as a result of climate change.

The Indian Point nuclear reactors have been identified as a potential site for terrorist activities.

The Indian Point nuclear reactors owned by Entergy are proximate to the New York City metropolitan area and within 50 miles of 20 million U.S. residents.

The New York City Metropolitan area economy is a center for international banking and commerce generating gross product of over $1.28 trillion, or over seven percent of the United States $16.6 trillion economy.

The licenses for the Indian Point 2 and 3 nuclear reactors are up in 2013 and 2015 respectively and Entergy is now undergoing a relicensing process.

The operation of the Indian Point nuclear reactors has resulted in substantial public opposition.

The Governor for the State of New York and the Attorney General of the State of New York have both expressed opposition to the relicensing and continued operation of the Indian Point nuclear reactors.

The risks to the public health, safety, environment and economy from aging reactors built prior to the extreme weather now predicted, vulnerable to terrorism and located in a seismically active area are too high.

Resolved, the Shareholders request that the Entergy Board of Directors take a long-term view of the public health, safety, environmental impacts of nuclear power at this location and move to decommission these reactors.

From:	Chism, Edna M [echism@entergy.com]
Sent:	Wednesday, November 26, 2014 12:32 PM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Cc:	Falstad, Daniel
Subject:	Entergy Corporation Shareholder Proposal
Attachments:	Gallagher Letter.pdf

Ms. Gallagher:

Please see the attached letter. A copy of the attached letter is also being mailed to you via UPS.

Regards,
Edna

Edna M. Chism
Assistant General Counsel
Entergy Services, Inc.
639 Loyola Avenue
New Orleans, Louisiana 70161
Telephone: 504-576-4548
Fax: 281-297-5311
Cell: 504-208-7118

DISCLAIMER
This e-mail message is intended only for the personal use of the recipient(s) named above. This message may be an attorney-client communication and as such privileged and confidential and/or it may include attorney work product. If you are not an intended recipient, you may not review, copy or distribute this message. If you have received this communication in error, please notify us immediately by e-mail and delete the original message.

Entergy

Entergy Corporation
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4548
Fax 504 576 2106
echism@entergy.com

Edna M. Chism
Assistant General Counsel

November 26, 2014

VIA UPS & EMAIL

March S. Gallagher, Esq.

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for the 2015 Annual Meeting

Dear Ms. Gallagher:

On November 18, 2014, Entergy Corporation (the "Company") received your letter, dated November 17, 2014, as well as a proof of postmark dated November 17, 2014. Included with the letter was a proposal (the "Proposal"), submitted by you and intended for inclusion in the Company's proxy materials (the "2015 Proxy Materials") for its 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that, in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. In addition, under Rule 14a-8(b), you must also provide a written statement that you intend to continue to own the required amount of securities through the date of the 2015 Annual Meeting. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

The Company's stock records do not indicate that you have been a registered holder of the requisite amount of Company shares for at least one year. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (1) by submitting to the Company a written statement from the "record" holder of your stock (usually a broker or bank) verifying that you have continuously held the requisite number of securities entitled to be voted on the Proposal for at least the one-year period prior to and including November 17, 2014, which is the date you submitted the Proposal, along with a written statement from you that you intend to continue ownership of the securities through the date of the 2015 Annual Meeting; or (2) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission (the "SEC") that demonstrates your ownership of the requisite number of securities as of or before the date on which the one-year eligibility period begins, along with a written statement from you that: (i) you have continuously owned such securities for the one-year period as of the date of the statement and (ii) you intend to continue ownership of the securities through the date of the 2015 Annual Meeting.

With respect to the first method of proving eligibility to submit a proposal as described in the preceding paragraph, please note that most large brokers and banks acting as "record" holders deposit the securities of their customers with the Depository Trust Company ("DTC"). The staff of the SEC's Division of Corporation Finance (the "Staff") in 2011 issued further guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated, "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC."

You have not yet submitted evidence establishing that you satisfy these eligibility requirements. Specifically, in addition to your Proposal, you submitted: (i) a letter from you stating, among other things, that you are a "registered holder" of Entergy securities; and (ii) a letter from a representative at Edward Jones. The letter from Edward Jones is dated as of December 2, 2013 and provides information regarding your ownership of Company securities as of that date. As described above, however, what is required is a written statement from the "record" holder of your stock verifying that you have continuously held the requisite number of securities entitled to be voted on the Proposal for the one-year period prior to and including the date you submitted the Proposal (i.e., November 17, 2014). The letter from Edward Jones dated December 2, 2013 does not meet this requirement. Please note that if you intend to submit a new letter from Edward Jones or another broker demonstrating continuous ownership of the requisite amount of Entergy securities for the one-year period prior to and including November 17, 2014, such evidence must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. For your reference, copies of Rule 14a-8 and SLB 14F are attached to this letter as Exhibit A and Exhibit B, respectively.

If you have any questions concerning the above, please do not hesitate to contact the undersigned by phone at (504) 576-4548 or by email at echism@entergy.com.

Very truly yours,

Edna M. Chism

Attachments

cc: Daniel T. Falstad, Esq.

Exhibit A

Rule 14a-8

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Exhibit B

SLB 14F

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Exhibit C

SLB 14G

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

March S. Gallagher, Esq.

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED

DEC 15 2014

VIA US MAIL RETURN RECEIPT AND EMAIL

December 8, 2014

Edna M. Chism
Assistant General Counsel
Entergy Corporation
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161

Re: Proposed Shareholder Resolution and supporting materials

Dear Ms. Chism:

Enclosed please find an additional letter from my brokerage, Edward Jones, supporting my claim to holding the requisite value of shares for over one year prior to the date of my proposed shareholder resolution submission.

To reiterate my previous communication, I am a beneficial owner who holds shares through Edward Jones, record holder, and a registered Depository Trust Company, number 0057. I intend to hold these shares through the 2015 annual meeting. Accordingly, I have demonstrated my ownership is sufficient for eligibility to submit a shareholder resolution for the 2015 annual meeting.

Thank you for your attention to this matter. I look forward to seeing you at the annual meeting.

Yours truly,

March S. Gallagher
MSG/sel

enclosure

12555 Manchester Road
St. Louis, MO 63131-3729
314-515-2000
www.edwardjones.com

Edward Jones

November 18, 2014

Entergy Services, Inc
Edna M. Chism
639 Loyola Avenue
New Orleans, LA 70161

Re: Shareholder Proposal for the 2015 Annual Meeting – March S. Gallagher

Dear Sirs:

Our Branch Team has spoken with Mrs. Gallagher and she has asked that this letter be submitted to your office.

Edward Jones is a DTC participant (Participant 057) and the registered holder for the stock is March S. Gallagher. As of April 26th, 2011, March S. Gallagher held, and has held continuously for at least one year, 33 shares of Entergy Corp Stock. As of November 14, 2014, March S. Gallagher holds 37.74 shares of Entergy Corp Stock valued in excess of $3000.

Lastly, the client has provided our office a written notice that she has the intent to continue ownership of the shares through the date of the 2015 Annual Meeting. However, should Edward Jones at any time receive instructions from an authorized party to liquidate or transfer the shares, those instructions will generally be followed.

Thank you for your time and attention to the matter. We look forward to hearing from your office.

Sincerely,

Elizabeth Rolwes

Elizabeth Rolwes
Edward Jones
Corporate Action & Distribution Dept

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

CERTIFIED MAIL

7014 0510 0000 4838 6603

UNITED STATES POSTAL SERVICE

1000

70161

U.S. POSTAGE
PAID
ROSENDALE, NY
12472
DEC 10, 14
AMOUNT
$6.49
00082689-04

Edna M. Chism
Assistant General Counsel
Entergy Corporation
PO Box 61000
New Orleans LA
70161

70161100000

*** FISMA & OMB Memorandum M-07-16 ***